Filed pursuant to Rule 424(b)(3)
Registration No. 333-14549


PROSPECTUS SUPPLEMENT
(To Prospectus Dated November 6, 1996)

1,200,000 SHARES

TEL-SAVE HOLDINGS, INC.

COMMON STOCK
($.01 PAR VALUE)

This Prospectus Supplement and the accompanying Prospectus covers the offering for resale by the persons named herein (the 'Selling Stockholders') of 1,200,000 shares of Common Stock, par value $.01 per share (the 'Common Stock'), of Tel-Save Holdings, Inc. (the 'Company'), which the Company issued or will issue upon the exercise of warrants. The Company will receive no part of the proceeds of sales made hereunder, although certain portions of the proceeds will be used to repay indebtedness to the Company. On November 13, 1996, the last reported sale price for the Common Stock, as reported on the Nasdaq National Market, was $24.00 per share. See 'Price Range of Common Stock.'

SEE 'RISK FACTORS' BEGINNING AT PAGE 4 OF THE ACCOMPANYING PROSPECTUS AND 'RECENT DEVELOPMENTS' BEGINNING AT PAGE 9 OF THE ACCOMPANYING PROSPECTUS FOR A DISCUSSION OF INFORMATION THAT SHOULD BE CONSIDERED CAREFULLY BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------------------------
                                     PRICE TO                     UNDERWRITING                 PROCEEDS TO
                                     PUBLIC                       DISCOUNT(1)                  SELLING STOCKHOLDERS
Per Share.........................   $23.50                       $0.50                        $23.00
Total.............................   $28,200,000                  $600,000                     $27,600,000
------------------------------------------------------------------------------------------------------------------

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriter against certain liabilities, including liabilities under applicable securities laws. See 'Underwriting.'

The shares of Common Stock offered hereby are subject to receipt and acceptance by the Underwriter, to prior sale and to the Underwriter's right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares of Common Stock offered hereby will be made at the offices of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the facilities of The Depository Trust Company, on or about November 19, 1996.

------------------------------------------------
SALOMON BROTHERS INC
--------------------------------------------------------------------------------

The date of this Prospectus Supplement is November 14, 1996.

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ STOCK MARKET, THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ------------------------

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITER MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE EXCHANGE ACT. SEE 'UNDERWRITING.'

     The information in this Prospectus Supplement is qualified in its entirety by the more detailed information and consolidated financial statements and notes thereto appearing or incorporated by reference in the accompanying Prospectus. Prior to making an investment decision with respect to the shares of Common Stock offered hereby, prospective investors should consider carefully the information contained in this Prospectus Supplement and the accompanying Prospectus and incorporated by reference therein.

                                  THE OFFERING

Securities Offered........................  Common Stock, $.01 par value

Common Stock Outstanding as of November
  13, 1996................................  29,917,446 shares

Common Stock Offered by the Selling
  Stockholders............................  1,200,000 shares

Nasdaq Symbol.............................  TALK

                                USE OF PROCEEDS

     The Company will not directly receive any of the proceeds from the sale of the Common Stock by the Selling Stockholders. A Selling Stockholder, Collective Communications Services, Inc. ('CCS'), will distribute its proceeds from the sale of Common Stock to its stockholders, four of whom collectively are indebted to the Company in the principal amount of $600,000 and have agreed to repay this indebtedness with part of the proceeds that they will receive from CCS. The Company will receive $7,402,916 upon the exercise of warrants pursuant to which the shares sold hereunder are obtained by certain Selling Stockholders.

                              SELLING STOCKHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of Common Stock by the Selling Stockholders as of the date of, and as adjusted to reflect, the sale of the shares of Common Stock offered hereby.

                                                                     SHARES                            SHARES
                                                                  BENEFICIALLY                      BENEFICIALLY
                                                                     OWNED            SHARES           OWNED
                                                               PRIOR TO OFFERING      BEING        AFTER OFFERING
                                                               ------------------    OFFERED     ------------------
SELLING STOCKHOLDER                                            NUMBER     PERCENT    FOR SALE    NUMBER     PERCENT
------------------------------------------------------------   -------    -------    --------    -------    -------
Collective Communications Services, Inc.(3).................   360,000      1.2%      120,000    240,000        *
Network Plus, Inc.(1)(3)....................................   325,000      1.1%      100,000    225,000        *
Anne Marie Co., LLC(3)......................................    30,000        *        30,000          0       --
Eastern Telecommunications Incorporated.....................   300,000        *       300,000          0       --
James D. Kaylor(2)..........................................   968,446      3.2%      186,000    468,446      1.5%
John S. Streep(2)...........................................   968,446      3.2%      177,316    468,446      1.5%
Kristin M. Streep(2)........................................   968,446      3.2%      4,342            0       --
J. Ryan Streep(2)...........................................   968,446      3.2%      4,342            0       --
Jeffrey L. Bockol(2)........................................   968,446      3.2%      6,974      468,446      1.5%
Leslie J. Bockol(2).........................................   968,446      3.2%      4,342            0       --
Matthew A. Bockol(2)........................................   968,446      3.2%      4,342            0       --
Marcia L. Bockol(2).........................................   968,446      3.2%      4,342            0       --
Wayne C. Phipps(2)..........................................   968,446      3.2%      4,000      468,446      1.5%
Hubert A. Streep(2).........................................   968,446      3.2%      4,000      468,446      1.5%
The Furst Group, Inc.(1)(2)(3)..............................   968,446      3.2%      100,000          0       --
Gerard Klauer Mattison & Co., LLC...........................   450,000      1.5%      150,000    300,000        *


---------
 * Less than 1%.

(1) Pursuant to a Settlement Agreement among the Company, Network Plus, Inc. ("Network Plus"), and The Furst Group, Inc. ("TFG"), dated November 14, 1996, one third of the NP Warrant (as defined in the Prospectus) was transferred from Network Plus to TFG; the 100,000 shares obtained by TFG upon the exercise of such warrant are offered hereby. As of November 14, 1996, warrants to purchase 225,000 shares of Common Stock held by Network Plus have become immediately exercisable and beneficial ownership of the shares underlying these warrants is attributed to Network Plus under the regulations of the Securities and Exchange Commission, but these shares are not offered hereby.

(2) James D. Kaylor individually owns 403,829 shares of Common Stock, John S. Streep 395,144 shares, Kristin M. Streep 4,342 shares, J. Ryan Streep 4,342 shares, Jeffrey L. Bockol 30,395 shares, Leslie J. Bockol 4,342 shares,

    Matthew A. Bockol 4,342 shares, Marcia L. Bockol 4,342 shares, Wayne C. Phipps 8,684 shares and Hubert A. Streep 8,684 shares (collectively, the "TFG Selling Stockholders"). After the Offering described in this Prospectus Supplement, James D. Kaylor individually will own 217,829 shares of Common Stock, John S. Streep 217,828 shares, Kristin M. Streep no shares, J. Ryan Streep no shares, Jeffrey L. Bockol 23,421 shares, Leslie J. Bockol no shares, Matthew A. Bockol no shares, Marcia L. Bockol no shares, Wayne C. Phipps 4,684 shares and Hubert A. Streep 4,684 shares. Each of the TFG Selling Stockholders is a stockholder of TFG, acquired his or her shares of Common Stock in connection with the TFG Warrant, as described in the Prospectus, and may be deemed to have beneficial ownership of 968,446 shares prior to the Offering, including 100,000 shares obtained by TFG upon the transfer and exercise of Network Plus warrants described in Note 1 to this table, (and, except for Kristin M. Streep, J. Ryan Streep, Leslie J. Bockol, Matthew A. Bockol, and Marcia L. Bockol, 468,446 shares after the Offering) under the regulations of the Securities and Exchange Commission, although such beneficial ownership is disclaimed.

(3) The voting trust and rights of first refusal described in the Prospectus with respect to the shares of Common Stock issuable upon the exercise of warrants by Network Plus, CCS, Anne Marie Co., LLC, TFG, and the TFG Selling Stockholders have been waived with respect to the shares offered hereby.

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock is traded on the Nasdaq National Market under the symbol 'TALK.' All of the following quotations have been adjusted to reflect the three-for-two split of the Common Stock effective as of March 15, 1996.

                                                                                                       HIGH    LOW
                                                                                                       ----    ---
1995:
  Fourth Quarter (from September 20, 1995)..........................................................   $11     $ 8
1996:
  First Quarter.....................................................................................    17       8
  Second Quarter....................................................................................    24      16 1/2
  Third Quarter.....................................................................................    30 1/8  16 1/4
  Fourth Quarter (through November 13, 1996)........................................................    28 1/2  23 1/2

     The last reported sale price of the Common Stock, as reported on the Nasdaq National Market on November 13, 1996, was $24.00 per share. As of November 13, 1996, there were approximately 47 record holders of Common Stock.

     The Company currently intends to retain all future earnings for use in the operation of its business and, therefore, does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment in the future of any cash dividends will be at the election of the Company's Board of Directors and will depend upon, among other things, the earnings, capital requirements and financial position of the Company, existing and/or future loan covenants and general economic conditions.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in an underwriting agreement (the 'Underwriting Agreement'), the Selling Stockholders have agreed to sell to Salomon Brothers Inc (the 'Underwriter'), and the Underwriter has agreed to purchase from the Selling Stockholders, 1,200,000 shares of Common Stock. In the Underwriting Agreement, the Underwriter has agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of Common Stock offered hereby if any are purchased.

     The Underwriter has advised the Company and the Selling Stockholders that it proposes initially to offer such shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus Supplement. After the initial public offering, the public offering price may be changed.

     The Company and the Selling Stockholders have agreed not to offer, sell or contract to sell or deliver (including by selling short), or otherwise dispose of, directly or indirectly, or announce the offering of, any other shares of Common Stock, or securities convertible into or exchangeable for shares of Common Stock, except the Shares of Common Stock offered in the Offering, for a period of 120 days following the commencement of the Offering without the prior written consent of the Underwriter which consent would not be unreasonably withheld; provided, however, that the Company may issue and sell Common Stock pursuant to any director or employee stock option plan, stock ownership plan, or dividend reinvestment plan of the Company in effect at the time of commencement of the Offering, may issue Common Stock issuable upon the conversion of securities or the exercise of warrants or options outstanding at the time of commencement of the Offering, may issue other options to employees so long as such options shall not become exercisable until 120 days following the commencement of the Offering, and may agree to issue Common Stock in connection with mergers or acquisitions, or in transactions with partitions, where any such stock issued is subject to the restrictions as to disposition applicable to the Company under the Underwriting Agreement, and Selling Stockholders may make dispositions as bona fide gifts; and provided, further, however, that to the extent provided in the Underwriting Agreement Gerard Klauer Mattison & Co., LLC may engage in bona fide market making activities in the ordinary course of its business as a Nasdaq market maker in the Company's Common Stock. Only the Company and the Selling Stockholders whose shares are sold in this Offering will be bound by the provisions of the Underwrting Agreement described in the previous sentence.

     In connection with the Offering, the Underwriter may engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 10b-6A under the Exchange Act during the two business day period before commencement of offers or sales of the Common Stock in the Offering. Passive market making transactions must comply with certain volume and price limitations and be identified as such. In general, a passive market maker may display its bid at a price not in excess of the highest independent bid for the security, and if all independent bids are lowered below the passive market maker's bid, then such bid must be lowered when certain purchase limits are exceeded.

     The Company, and the Selling Stockholders severally, have agreed to indemnify the Underwriter against, or contribute to payments that the Underwriter may be required to make in respect of, certain liabilities, including liabilities under the Securities Act of 1933, as amended.

                                 LEGAL MATTERS

     Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Aloysius T. Lawn, IV, General Counsel and Secretary of the Company, and for the Underwriter by Cleary, Gottlieb, Steen & Hamilton, New York, New York. Mr. Lawn holds options, which will vest on December 4, 1996, to purchase 90,000 shares of Common Stock at a price of $9.50 per share and 30,000 shares of Common Stock at a price of $23.25 per share. Mr. Lawn's employment contract provides that on December 4, 1996, he will be granted immediately exercisable options to purchase an additional 45,000 shares of Common Stock at the market price of the Common Stock on December 4, 1996.

NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS DO NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS

                                               PAGE
                                               ----
               PROSPECTUS SUPPLEMENT
Offering....................................   S-2
Use of Proceeds.............................   S-2
Selling Stockholders........................   S-3
Price Range of Common Stock and Dividends...   S-4
Underwriting................................   S-4
Legal Matters...............................   S-5

                    PROSPECTUS
Available Information.......................     2
Incorporation of Certain Documents by
  Reference.................................     3
Risk Factors................................     4
The Company.................................     9
Recent Developments.........................     9
Description of Capital Stock................    10
Use of Proceeds.............................    10
Selling Stockholders........................    11
Plan of Distribution........................    14
Legal Matters...............................    15
Experts.....................................    15

1,200,000 SHARES
TEL-SAVE HOLDINGS, INC.
COMMON STOCK

($.01 PAR VALUE)

------------------------------------------------
SALOMON BROTHERS INC
---------------------------------------------------------------------

PROSPECTUS SUPPLEMENT
NOVEMBER  14, 1996